Exhibit 99.1



                           PUBLICIS GROUPE


                           PRESS RELEASE


    CONTACTS AT PUBLICIS GROUPE:
    PIERRE BENAICH, INVESTOR RELATIONS                  +33 1 4443 6500
    EVE MAGNANT, CORPORATE COMMUNICATIONS               +33 1 4443 7025




                       PUBLICIS GROUPE: FIRST QUARTER 2005

                           REVENUES: (EURO)887 MILLION
                               ORGANIC GROWTH: +4%
                NEW BUSINESS: US$1.5 BILLION ((EURO)1.13 BILLION)

MAURICE LEVY, Chairman & CEO of Publicis Groupe, commented:
"THE NUMBERS ACHIEVED IN THE FIRST QUARTER COMBINED WITH RECORD LEVELS OF NEW BUSINESS MAKE ME CONFIDENT ABOUT THE PROSPECTS FOR GROUP PERFORMANCE OVER 2005 AS A WHOLE."

4% ORGANIC REVENUE GROWTH
The pickup in activity in North America and healthy increases in the Asia-Pacific area and Latin America combined to generate organic growth of 4%, with Publicis Groupe consolidated revenue rising to (euro) 887 million in the first quarter of 2005.

This good level of organic growth, which equalled the pace for the full-year 2004 and reflected clear acceleration from the fourth quarter of last year, was achieved despite relatively slack overall activity in Europe, where differences from one country to the other persisted.


RECORD NET NEW BUSINESS: US$1.5 BILLION
The strong pace of 2004, when New Business reached a record high, continued into the first quarter of this year, with Lehman Brothers and Bears Stearns ranking Publicis Groupe first in net New Business in the industry. All together Publicis Groupe agencies won a total of (euro)1.13 billion (US$15 billion) in net New Business in the first quarter of 2005.


FIRST-QUARTER HIGHLIGHTS
In addition to the good performance recorded for revenues and for New Business, the first quarter saw further progress in simplification of the balance sheet and refinancing. At the beginning of January, Publicis Groupe carried out the early redemption of 62% of the total nominal amount of the OCEANE convertible bond issue maturing in 2018, thereby eliminating the risk of future dilution associated with the potential issue of 11 million shares.

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At the same time, Publicis Groupe launched its first straight bond issue, for an amount of (euro)750 million maturing in seven years. The issue proved highly successful and was oversubscribed three times.



                    FIRST QUARTER 2005 REVENUES BY GEOGRAPHY


                                   IN MILLIONS             ORGANIC
                                   OF EUROS                GROWTH
      -------------------------------------------------------------------
      Europe                          359                   +1.8%
      North America                   388                   +4.8%
      Asia-Pacific                     89                   +7.0%
      Latin America                    36                   +4.2%
      Rest of world                    15                  +13.7%
      -------------------------------------------------------------------
        TOTAL                         887                   +4.0%

Reported revenues showed a rise of 2.4% from the first quarter of 2004 despite the negative impact of exchange rates. Revenues in France rose by nearly 7%. Variations in the scope of consolidation during the period were negligible.



                                       * *

                                        *




PUBLICIS GROUPE  (Euronext  Paris:  FR0000130577 and member of the CAC4O Index -
NYSE: PUB) is the world's fourth largest communications group, as well as world's second largest media counsel and buying group. Its activities span 104 countries on six continents.

Groupe's communication activities cover advertising, through three autonomous global advertising networks: Leo Burnett, Publicis, Saatchi & Saatchi, as well as through its two multi-hub networks Fallon Worldwide and Bartle Bogle Hegarty, 49%-owned ; media consultancy and buying through two worldwide networks ZenithOptimedia and Starcom MediaVest Group; and marketing services and specialized communications including direct marketing, public relations, corporate and financial communications, multicultural and healthcare communications.

Web sites: www.publicis.com and www.finance.publicis.com
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                                    APPENDIX

                         FIRST QUARTER 2005 NEW BUSINESS


PUBLICIS:
Marie-France Bodyline (SouthEast Asia) -- ZTE Telecommunications (China) -- Direct Seguros (Spain) -- Echostar Dishnetwork (US) -- CEDAL, Voyages-sncf.com and sncf.com (France) -- ILLVA Saronno/Artic Vodka, Parmalat corporate and San Pellegrino Nestle Waters/Acqua Panna (Italy) -- Nobel Biocare (UK) -- Taishin Bank (Taiwan).

LEO BURNETT:
Commerce Asset (Asia Pacific) -- Sovereign (South Korea) -- Siemens (China) -- Whirlpool Promotions (US) -~ Gas Authority and Dishnet Wireless (India) -- Fairy Dishes for Wishes and Nickelodeon (UK) -- UNI Drinks (Taiwan).

SAATCHI & SAATCHI:
Royal & Sun Alliance (Argentina) -- Unibanco (Brazil) -- Meng Nui Diary and Zuhai Ocean Spring Resort (China) -- General Mills (extension) and Bel Group/Laughing Cow and Babybel cheese (US) -- Cerebos (Singapore) -- Monster.se (Sweden).

OTHER ADVERTISING NETWORKS AND AGENCIES:
 O  FALLON: KitchenAid Home Appliances (US) -- Bacardi/Martini (UK).
 O  KAPLAN THALER GROUP (US): Revlon and Church & Dwight/Trojan Condoms.

STARCOM MEDIAVEST GROUP (media buying and consultancy):
Bally Total Fitness, EarthLink and Simmons (US) -- Sunny Delight (France) -- OTE Pyrinas (Greece) -- British Telecom (radio) and Outdoor Group (UK) -- Singapore Tourism Board.

ZENITHOPTIMEDIA (media buying and consultancy):
JP Morgan Chase and Echostar (US) -- Wagner Pizza (Germany) -- Beluga mobile phones (China) -- Neuf Telecom and Segafredo Zanetti (France) -- Q8 Kuwait Petroleum (Italy) -- Staples & Office World (UK).

SPECIALIZED AGENCIES:
 O  ARC NORTH AMERICA: Whirlpool Domestic Appliances.
 O  MS&L: EDS (US) -- extension with Philips (Germany).
 O PUBLICIS HEALTHCARE COMMUNICATIONS GROUP: Schering-Plough (global) -- Amgen/Aranesp, AstraZeneca/Crestor and Essilor/Crizal Alize (US) -- Novo Nordisk/Novorapid and NPS/Preos (UK).


No significant accounts were lost in the first quarter.


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